Exhibit 99.97

APHRIA TO BUILD STATE-OF-THE ART EXTRACTION CENTRE OF EXCELLENCE

Aphria increases production capacity to 255,000 kgs

LEAMINGTON, ON — June 6, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that the company’s Board of Directors approved a $55 million capital project to build a state-of-the-art Extraction Centre of Excellence in Leamington, ON. The facility will be equipped to conduct a wide range of cannabis extractions, including C02, butane and ethanol, and produce world-class cannabis concentrates, including fractionated distillates. Construction of the new Extraction Centre of Excellence is expected to begin immediately and the facility is scheduled to release its first concentrates by March 2019.

Vic Neufeld, CEO of Aphria, said, “The Extraction Centre of Excellence will give Aphria a significant competitive advantage in cannabis concentrates, which are expected to be a significant product category. This is the latest example of our continued leadership in cannabis product innovation. Aphria will further its expertise delivering unparalleled innovative products to meet consumer demand. This facility will be the centre of industry-leading R&D and commercial production of next generation cannabis concentrate products.”

The custom designed facility will house two Class 1/Division 1 extraction rooms as well as production, packaging facilities and will have the capacity to process in excess of 200,000 kgs of cannabis annually.

Additional Operational Updates — Driving Capacity Growth and Continued Innovation

Aphria Diamond

Aphria Diamond and Aphria’s Boards of Directors approved a $20 million increase to the CAPEX budget for Aphria Diamond, which will be used to further improve the technologies at the facility. It is anticipated that these improvements will increase Aphria Diamond’s capacity by 20,000 kgs annually, bringing its total capacity to 140,000 kgs annually. The improvements will support alternative growing techniques, enabling Aphria to develop innovative growing processes.

Aphria One

Part V Expansion

A $10 million build out of newly constructed state of the art greenhouses on a portion of the 18-acre adjacent property acquired in late December 2017, was approved by the Board of Directors. Once operational, Part V will take advantage of key learnings from previous expansions, will be dedicated to young plant cultivation, and will lead to an overall yield increase of 10,000 kgs annually.

Combined, all operational changes noted above will result in an increased capacity of 30,000 kgs, bringing Aphria’s total annualized capacity to 255,000 kgs. “We will have ample supply to fulfill our commitments under our supply agreements with provincial retail establishments across Canada and with partners like Shoppers Drug Mart. Our experience and our relentless focus on maintaining an industry leading low-cost model, allows for healthy margins across the supply chain and positions Aphria as an enviable leader in the global cannabis industry,” added Mr. Neufeld.

We Have a Good Thing Growing

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

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For media inquiries please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.